15035003

40-206A/A

File No. 803-00225

As filed with the Securities and Exchange Commission on May 11, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the matter

of

Fidelity Management & Research Company and FMR Co., Inc.
245 Summer Street
Boston, MA 02210

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING FIDELITY MANAGEMENT & RESEARCH COMPANY AND FMR CO., INC. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Scott C. Goebel
Senior Vice President and General Counsel
245 Summer Street
Boston, MA 02210

This Application, including Exhibits, consists of 44 pages
Exhibit Index appears on Page 29

20563097

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the matter of: Fidelity Management & Research Company and FMR Co., Inc. 245 Summer Street Boston, MA 02210	)))))))	AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING FIDELITY MANAGEMENT & RESEARCH COMPANY AND FMR CO., INC. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

Fidelity Management & Research Company ("FMR") and FMR Co., Inc. ("FMRC") ("Applicants") hereby amend and restate their application to the Securities and Exchange Commission (the "Commission") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, exempting the Applicants from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to certain government entity Clients (as defined below) following a contribution to a Massachusetts gubernatorial candidate by a covered associate of the Applicants as described in this Application, subject to the representations set forth herein ("Application" and "Order").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule") which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of, or candidate for, an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f) as including, among other things, a registered investment company, such as a mutual fund, if the registered investment company is an investment option of a participant-directed plan or program of a government entity (e.g., "403(b)" and "457" retirement plans).

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things: (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule, (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution, and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicants respectfully submit that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants request an Order exempting them to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit the Applicants to receive compensation for investment advisory services provided to the Clients within the two-year period following the date of the contribution identified herein to an official of such Clients by a "covered associate" of the Applicants.

II. STATEMENT OF FACTS

A. The Applicants

The Applicants are affiliated asset management companies registered with the Commission as investment advisers under the Act. The Applicants are wholly owned subsidiaries of FMR LLC and part of one of the world's largest providers of financial services with assets under administration as of June 30, 2014 of $4.9 trillion, including managed assets of $2.0 trillion. Fidelity Investments provides investment management, retirement planning, portfolio guidance, brokerage, benefits outsourcing and many other financial products and services to more than 23 million individuals and institutions, as well as through 10,000 advisers and brokers.

B. The Contributor

Thomas Hense (the "Contributor"), a Group Chief Investment Officer of FMR and FMRC, is a resident of and voter in Cohasset, Massachusetts, and is the individual who made the campaign contribution that triggered the two-year compensation ban ("Contribution"). The Contributor joined Fidelity Investments in 1993 and has been employed by the Applicants and their affiliates in a number of positions in their asset management business. The Contributor assumed his current role in July 2008. The Contributor first served as an analyst in the high income group and became director of high income research in 1999. The Contributor joined the equity group in 2000 and in December of that same year became co-director of equity research. In 2003, the Contributor joined the institutional equity group with primary portfolio management responsibility for the Small Cap Core discipline through 2008. From 2006 until 2008, the Contributor served as a portfolio manager to two mutual funds advised by the Applicants, Fidelity Small Cap Value Fund and Fidelity Advisor Small Cap Value Fund. At the time of the Contribution, the Contributor was a "covered associate" of the Applicants, as such term is defined by Rule 206(4)-5(f)(2)(i), because of his role as a supervisor of one or more employees who may solicit investment advisory business from governmental entities on behalf of each Applicant.

In his employment with the Applicants, the Contributor has very limited direct interactions with clients regarding their investments. As Group Chief Investment Officer, the Contributor's primary role is to supervise a team of investment professionals who manage client funds and accounts that employ high income, small cap, quantitative and emerging market debt strategies. In this role, the Contributor manages over seventy-five investment professionals including portfolio managers, research analysts, traders and investment operations and support personnel. While portfolio managers under the Contributor's supervision do meet with clients and prospective clients from time to time as part of their duties, the Contributor does not meet frequently with clients or prospective clients. Consequently, to the best of the Contributor's knowledge, the Contributor attended only two meetings with any Massachusetts government entities in the past two years, and neither of those meetings involved the solicitation of business or any of the clients involved in this Application. In both cases, the Contributor met with an institutional separately-managed account client to discuss a change in the portfolio manager for their account.

C. **The Government Entities**

The two government entity clients involved in this Application are Massachusetts government entities that sponsor participant-directed plans that offer mutual funds managed by the Applicants as investment options into which the entities' current and former employees may invest ("Client 1" and "Client 2," respectively, or collectively, the "Clients"). Each Client is a "government entity" as defined by Rule 206(4)-5(f)(5)(ii). Accordingly, the mutual funds are "covered investment pools" as defined by Rule 206(4)-5(f)(3)(ii) and the Applicants are treated as though they are providing advisory services directly to the Clients and the Clients' plans.

D. The Recipient

The Contributor made the Contribution to the campaign of Jeffrey McCormick (the "Recipient"), an independent candidate for Massachusetts Governor and founding partner of Saturn Partners, a Boston venture capital firm. The investment providers and options of Client 1 (including the mutual funds to be offered as investment options to employees) are directly selected by a board that includes a majority of gubernatorial appointees. The investment decisions of Client 2 (including the selection of mutual funds to be offered as investment options to employees) are directly made by the Treasurer of Client 2 under oversight of the President of Client 2. The board of Client 2, which includes a majority of gubernatorial appointees, has authority to appoint the Treasurer and President of Client 2. Therefore, the Governor is responsible for appointing individuals with respect to (i) Client 1 that can directly influence the selection of an investment adviser and (ii) Client 2 that in turn are responsible for directly selecting and overseeing the selection of an investment adviser. Because of this appointment authority, the Governor, and any candidate for Governor (including the Recipient), is an "official" of each of Client 1 and Client 2 as that term is defined by Rule 206(4)-5(f)(6)(ii).

None of the gubernatorial appointees serving on such bodies were appointed by the Recipient, as he is a private citizen who has never held elected public office. As such, the Recipient lacks any actual authority, direct or indirect, to hire or influence the hiring of an investment adviser by the Clients, or to appoint a person to an office with such authority or influence. The Recipient was not an "official" of a Client for purposes of the Rule when the Clients' initial agreements with FMR and FMRC were reached.

E. The Contribution

The Contribution was given on December 21, 2013 (the "Contribution Date") for the amount of $500 to the Recipient's campaign. Because the Contributor was a "covered associate" of the Applicants, the Clients were "government entities" and the Recipient was a candidate for elective office with authority to appoint persons able to influence the outcome for each government entity's hiring of an investment adviser, the Contribution triggered the Rule's prohibition against providing advisory services for compensation to the Clients during the two years following the Contribution Date.

In addition to being entitled to vote in gubernatorial elections, the Contributor has a legitimate personal interest in the outcome of such elections given that he lives and works in Massachusetts. The motivation for the Contribution to the Recipient stemmed from their personal friendship. For the past six years, the Contributor and Recipient have socialized and played golf together at the same golf club. The Contributor decided to make the Contribution upon receiving an email solicitation from the Recipient's campaign. The Contributor's decision was based entirely on the personal friendship he maintained with the Recipient and the fact that he supported the Recipient in his efforts to run for Governor of the Commonwealth of Massachusetts. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicants to obtain, any direct or indirect influence from the Recipient or any other person. Accordingly, the reason for the Contribution was wholly unrelated to the investment advisory services provided to the Clients by the Applicants.

In addition, the Contributor has made prior donations to Massachusetts candidates for federal offices. The Contribution was consistent in size and motivation with those prior contributions.

In accordance with the Applicants' pay-to-play policies and procedures, implemented as of March 8, 2011 (the "Policies"), the Contributor was required to pre-clear all contributions to federal, state or local candidates or organizations. The Contributor annually received training on the Policies. The Applicants have required their employees to attend mandatory in person or online training sessions on the Policies on an annual basis since they were adopted. The Contributor previously properly pre-cleared all of his political contributions since the adoption of the Policies. However, these prior contributions related solely to federal candidates. The Contributor made the Contribution at the end of the year while he was out of the office during the holiday season and attempting to complete various administrative and other tasks and, in doing so, he failed to pause and recognize that he was required to pre-clear the Contribution. At no time, either before or after making the Contribution, did the Contributor solicit or coordinate contributions to, or engage in any manner of fundraising for, the Recipient. Further, the Contributor: (i) did not discuss his Contribution with the Recipient or with any of his staff, or with the Applicants or their other covered associates; and (ii) as described in greater detail below, promptly self-reported the Contribution to the Applicants' Compliance Department ("Compliance") upon realizing that he had failed to pre-clear the Contribution.

F. The Investments of the Clients with the Applicants

The contractual arrangements between the applicable Applicant(s) and each Client have been in place for varying periods of time; however, each of these relationships pre-dates the Contribution. Client 1 initially entered into its agreement with FMR in 2007 and Client 2 initially entered into its agreement with FMR and FMRC in 1994.[1] The Contributor had no involvement in the processes or discussions leading any of the Clients to enter into the relevant contractual arrangements with the applicable Applicant(s) and has had no communications with them designed to obtain or retain their business. The Contributor's role with respect to the Clients is, as discussed above, limited to managing and overseeing the management of assets of the mutual funds managed by the Applicants that serve as investment options of participant-directed plans or programs of the Clients. At the time of the Contribution, the Applicants were not discussing or anticipating any new arrangements with the Clients. No material changes in the relationship between any of the funds managed by the Applicants and any participant-directed plans sponsored by the Clients or any other material changes in relevant investment pattern occurred after the Contribution.

G. The Applicants' Discovery of the Error and Response

After making the Contribution, the Contributor completed and submitted his fourth quarter 2013 certification questionnaire in accordance with the Policies. Completing this form refocused the Contributor on his compliance obligations and on the pay-to-play compliance training he had received from the Applicants. Shortly after submitting the form, he realized he may have erred in failing to pre-clear the Contribution

[1] Although the initial agreement was signed in 1994, mutual funds advised by the Applicants were voluntary options on Client 2's platform dating back to the 1980s.

to the Recipient. The Contributor promptly notified Compliance of the circumstances of the Contribution on January 6, 2014 and Compliance confirmed that the Policies required that any contribution to the Recipient by the Contributor be pre-cleared. Furthermore, Compliance informed the Contributor that he should request a refund immediately. Thus, on January 7, 2014, the Contributor contacted the Recipient's campaign and requested a full refund and received it one week after his request on January 14, 2014.

In consultation with counsel, the Applicants, together with their affiliates, promptly undertook an analysis of all of the Applicants' and their affiliates' clients that are Massachusetts state and local governments and instrumentalities to identify whether such clients are government entities of which the Recipient is an official or compensation from clients otherwise was impacted by the Contribution. After completing this analysis, and following consultation with legal counsel, the Applicants determined that only the compensation for advisory services received by the Applicants from Clients 1 and 2 was impacted by the Contribution.

The Applicants established an escrow account in May 2014 for the Clients and are currently segregating all compensation for advisory services paid to the Applicants attributable to the Clients' assets under management of the Applicants for the two-year period beginning on the Contribution Date.[2] The compensation for advisory services attributable to the Clients' assets will continue to be held in escrow during the two-year time-out period provided for under the Rule, unless the Commission grants the relief requested in this Application. The total amount of compensation for advisory services

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[2] *See* Political Contributions by Certain Investment Advisers, Release No. IA-3043, 75 Fed. Reg. 41018, 41049 n. 403 (July 14, 2010) ("Adopting Release").

that will be subject to the two-year compensation prohibition is currently estimated to be $2.7 million, an amount that is 5,400 times greater than the amount of the Contribution.

After learning of the Contribution, the Applicants also took steps to limit the Contributor's contact with any representative of a Client for the duration of the two-year period beginning on the Contribution Date, including informing the Contributor that he could have no contact with any representative of a Client other than making substantive presentations to the Client's representatives and consultants about the investment strategies that the Applicants manage for the Clients.

H. The Applicants' Pay-to-Play Policies and Procedures

The Applicants have, since March 8, 2011, when the Applicants' Policies were implemented, and at all times since the compliance date of the Rule, maintained robust Policies that require all employees of the Applicants to pre-clear all political contributions to all federal, state or local candidates or organizations, with limited exceptions. At all times, the Policies have been more restrictive than what was contemplated in the Rule. Pre-clearance requests are submitted through an online disclosure form and reviewed by compliance staff experienced with the Rule. There is no *de minimis* exception from pre-clearance for small contributions.

In addition, each covered associate of the Applicants is required to confirm with the Applicants' ethics office on a quarterly basis the ethics office's records of any political contributions made by such covered associate during the quarter (with limited exceptions). Each covered associate is also required to certify, on a quarterly basis, that he or she: (1) did not make any additional contributions during the quarter other than those properly pre-cleared with the Applicants' ethics office; (2) did not engage in any unapproved political activity during the quarter; and (3) understands and is abiding by all firm requirements regarding political contributions and activities.[3] Moreover, Compliance performs compliance testing, such as quarterly detection controls that include searches on public websites for political contributions by a sample of employees, using a variety of techniques to maximize effectiveness (e.g., more frequent testing for key employees).

Covered associates must also attend a mandatory annual training on the Policies that is conducted either in person or online. Each covered associate's annual attendance at the training sessions is tracked and documented by the Applicants. The Applicants also conduct awareness campaigns on compliance with the Policies on a periodic basis.

The Policies also contain sanction guidelines. The severity of a sanction for a violation depends on whether, for example, the employee is a covered associate. The range of sanctions includes oral and written warnings and can escalate based on stated criteria.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things: (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made,

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[3] Prospective new hires for covered associate positions of the Applicants are required to complete a questionnaire regarding their contributions prior to being given an offer of employment, and employees who are not covered associates are required to complete the same questionnaire and investigation prior to being promoted or transferred to a covered associate position. The Policies do not permit any new hire or potential transfer who is found to have made a contribution that would trigger application of the two-year prohibition to be moved into the covered associate position until two years have elapsed from the date of such contribution.

adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule, (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution, and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.

The Commission made clear that it "intend[s] to apply these factors with sufficient flexibility to avoid consequences disproportionate to the violation, while effecting the policies underlying the [R]ule."[4]

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicants submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

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4 Adopting Release at 41049.

The Clients determined to invest with Applicants and established those advisory relationships on an arm's length basis free from any improper influence as a result of the Contribution. In support of that conclusion, the Applicants note that the relationships with the Clients pre-date not only the Contribution, but also the Contributor's awareness of the Recipient's candidacy. Moreover, there was no connection between the Contribution and any past or potential business between the Clients and the Applicants. Indeed, as a private citizen who has never held elected office and was only an unsuccessful candidate for Governor, the Recipient has never had any actual authority, direct or indirect, to hire or influence any government entity's decision to hire an investment adviser, or to appoint a person to an office with such authority, and the possibility of obtaining such authority was strictly hypothetical. Accordingly, there is no possible connection between the Contribution and the Clients offering mutual funds managed by the Applicants as investment options.

The Rule's intended purpose is to prevent *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the adviser.[5] The timing of the Contribution, and the lack of any evidence that the Applicants or the Contributor intended to, or

[5] *See* Adopting Release at 41023-24 n. 68 (explaining that the Rule "is a focused effort to combat *quid pro quo* payments by investment advisers seeking governmental business"); *id.* at 41023 (stating that the "Commission believes that [the Rule] is a necessary and appropriate measure to prevent *fraudulent* acts and practices in the market for the provision of investment advisory services to government entities by prohibiting investment advisers from engaging in pay to play practices") (emphasis added); *id.* at 41026 n. 104 (explaining that the two-year time out is a "'cooling-off' period to dissipate any effects of a *quid pro quo*"); Speech by Commission Chair Mary L. Schapiro: *Statement at Open Meeting to Adopt Amendments Regarding Political Contributions by Certain Investment Advisers ("Pay to Play")* (June 30, 2010) ("[p]ay to play is the practice of making campaign contributions and related payments to elected officials *in order to influence the* awarding of lucrative contracts for the management of public pension plan assets and similar government investment accounts. . . . The prophylactic rules we consider today are designed to eliminate this legal and ethical gray area.") (emphasis added).

actually did, interfere with any Client's merit-based process for the selection or retention of advisory services, each of which the Commission considers when determining whether to grant an exemption, considered in light of the nature of the Clients' arrangements with the Applicants, demonstrates the objective impossibility that the Contribution was a part of, or was intended to be a part of, any *quid pro quo* arrangement with respect to the Clients or even could appear to be part of such an arrangement. As such, the Rule's intended purpose of combating *quid pro quo* arrangements would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation.

Causing the Applicants to provide advisory services without compensation for a two-year period would result in a financial loss to the Applicants of approximately $2.7 million—an amount that is 5,400 times the amount of the Contribution. Such a result is greatly disproportionate to the violation, and is not consistent with the protection of investors or a purpose fairly intended by the policies and provisions of the Act. Nor is such result necessary to protect government entity clients in this case. In particular, in this case the Rule may only serve to prevent Massachusetts government entity clients from making available to their current and former employees the services of the Applicants, which are part of Fidelity Investments, a multinational financial services corporation and one of the largest financial services groups in the world. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations. Accordingly, the interests of the

Clients are best served by allowing the Applicants and their Clients to continue their relationship uninterrupted.

The Contributor had no motive in making the Contribution other than to support the Recipient in his election because they were personal friends and the Contributor supported the Recipient's candidacy. The Contributor and the Applicants took remedial steps as soon as the Contributor realized he may have made an error and informed the Applicants of the error. The Contribution was made on December 21, 2013 and discovered on January 6, 2014. A full refund was requested on January 7, 2014, which the Contributor received exactly one week later. These events are well within the four-month and 60-day periods required for an automatic exception under Rule 206(4)-5(b)(3).

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation as described below.

A. <u>Policies and Procedures Before the Contribution</u>

The Applicants had already adopted and implemented the Policies at the time of the Contribution and had Policies in place at all times since the adoption of the Rule. The Applicants believe that the Policies are fully compliant with, and more rigorous and restrictive than, the Rule's requirements. The Policies include pre-clearance procedures for all employees (including all covered associates) for all political contributions (with limited exceptions) to both federal and state-level candidates and include mandatory annual training and certifications required to be completed by covered associates. The Applicants believe that they have a rigorous and robust screening of prospective hires and internal employees being considered for covered associate positions, keeping new hires and internal transfers from being moved into a covered associate position until the appropriate look-back period has elapsed. The Applicants also perform compliance testing that includes random searches of campaign contribution databases for the names of employees and imposes sanction guidelines.

B. **Actual Knowledge of the Contribution**

At no time did any employees or covered associates of the Applicants, or any executive or employee of the Applicants' affiliates, other than the Contributor, know of the Contribution to the Recipient until after it had happened when the Contributor realized upon submitting his quarterly certification that he may have made an error and promptly informed Compliance. Moreover, the Contributor did not discuss the Contribution prior to making it with the Applicants or any of the Applicants' covered associates.

C. **Applicants' Response After the Contribution**

After learning of the Contribution, the Applicants and the Contributor took all available steps to promptly obtain a return of the Contribution. Within 24 hours of discovering the Contribution, the Contributor had requested that the Recipient return the full Contribution. The full amount was subsequently returned within one week. In consultation with counsel, the Applicants, together with their affiliates, promptly undertook an analysis of all of the Applicants' and their affiliates' clients that are Massachusetts state and local governments and instrumentalities to identify whether such clients are government entities of which the Recipient is an official or compensation from such clients otherwise was impacted by the Contribution. After completing this analysis, and based on the advice of legal counsel, the Applicants determined that only the compensation for advisory services received by the Applicants from Clients 1 and 2 was impacted by the Contribution. The Applicants established an escrow account in May 2014 for all compensation for advisory services attributable to the Clients' assets under management of the Applicants for the two-year period beginning on the Contribution Date.

D. Status of the Contributor

The Contributor is, and has been at all relevant times, a covered associate of the Applicants. However, his designation as such is due to his role as an executive officer of, and/or supervisor of those who solicit business on behalf of, the Applicants. The Contributor's position with the Applicants is such that he does not generally engage with prospective government entity clients. In fact, he has only met with two government entity clients in the past two years, neither of which were the Clients. His involvement with the Clients has been limited to managing and overseeing the management of assets of the mutual funds managed by the Applicants that serve as investment options of participant-directed plans or programs of the Clients. He has had no contact with any representative of a Client and no contact with any of the Clients' boards or committees.

E. Timing and Amount of the Contribution

As noted above, the Applicants' relationships with the Clients pre-date the Contribution and the Contributor's awareness of the Recipient's candidacy. Moreover, the Contribution was in the amount of $500, which was consistent in size and motivation with the Contributor's prior political contributions to candidates for federal office.

F. Nature of the Election and Other Facts and Circumstances

The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicants. The Recipient is currently a private citizen with no actual authority, direct or indirect, to hire or influence the selection of an investment adviser by the Clients, or to appoint any official with such authority or influence. At the same time, the Contributor had a legitimate interest in both the outcome of the election, as he resides and is employed within Massachusetts, and in supporting an individual with whom he has a personal friendship.

The Contributor's violation of the Policies and the two-year prohibition on compensation under the Rule resulted from an inadvertent mistake. The Contributor simply failed to focus on the fact that the Contribution was covered by the Policies and the Rule.

The Applicants appreciate the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicants respectfully submit that such is the case with the Contribution. Neither the Applicants nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher compensation or greater ancillary benefits than would be achieved in arm's length transactions, nor could they have, as the selections pre-dated the Contribution. There was no violation of the Applicants' fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Applicants or the Contributor to influence the selection process. The Applicants have no reason to believe the Contribution undermined, or has the potential to undermine in the future, the integrity of the market for advisory services or resulted, or has the potential to result in the future, in a violation of the public trust in the process for awarding contracts. The Rule's intended purpose—combating *quid pro quo* arrangements—would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation in this case and the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made.

V. PRECEDENT

The Applicants note that the Commission granted exemptions substantially similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in: Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) ("Davidson Kempner Application"); Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order) ("Ares Application"); and Crestview Advisors, L.L.C., Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) ("Crestview Application" and, together with the Davidson Kempner and Ares Applications, "Approved Applications").

The facts and representations made in this Application are substantially similar to each of the Approved Applications. However, the Applicants believe that there are also certain similarities and distinctions between this Application and the Approved Applications that weigh even further in favor of granting the exemption requested herein.

Knowledge of the Contribution and Discovery of the Error. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in the relevant official and intention to meet with him. In contrast, like the contributor in the Ares and Crestview Applications, the Contributor did not inform any officers or employees of the Applicant of his interest in the Recipient's campaign. Moreover, none of the Applicants' officers or employees, other than the Contributor, had any knowledge that the Contribution had been made until the Contributor realized his failure to pre-clear the Contribution when the Contributor completed and submitted his certification questionnaire in accordance with the Policies. Unlike the Davidson Kempner and Ares Applications, where the contribution at issue was discovered by the compliance department of the investment adviser several months after the contribution was made, the Contributor brought the Contribution to the attention of the Applicants by self-reporting his error only two weeks after the Contribution.

Amount of Contribution and Nature of Election. In the Davidson Kempner Application, the contributor and his wife each made a $2,500 contribution to the sitting Ohio State Treasurer for his campaign for United States Senator. Likewise, in the Ares Application, the contributor made a contribution of $1,100 to the re-election campaign of the Governor of Colorado. In the Crestview Application, the contributor made a contribution of $2,500 to the sitting Texas State Governor's campaign for the federal office of President of the United States. The contributions in each of the Davidson Kempner and Ares Applications were to elections in which the contributor was not eligible to vote. The amount of the Contribution in this case—$500—is substantially less than the amount of the contributions in either of the Approved Applications and the Contributor was eligible to vote in the Recipient's election.

Moreover, unlike the Approved Applications, the Recipient was not a sitting official of a government entity at the time of the Contribution. As a private citizen who has never held elected office and was only an unsuccessful candidate for Governor, the Recipient never had and does not have any actual authority, direct or indirect, to hire or influence any government entity's decision to hire an investment adviser, or to appoint a person to an office with such authority.

Intent of the Contributor. Like the Applicants, a senior investment professional for each of Davidson Kempner Capital Management LLC, Ares Real Estate Management Holdings, LLC and Crestview Advisors, L.L.C. ("Exempt Advisers") made a contribution to a political campaign. Like the Applicants, there was no evidence of any intent of the contributor in each of the Approved Applications to influence the relevant government official's power of appointment with respect to the public plan investor or the public plan investor's decisions, nor was there any discussion with the relevant government official about such official's power of appointment.

Like the Contributor, in each of the Approved Applications the contributor's violation of the relevant Exempt Adviser's pay-to-play policies and related prohibition on compensation resulted from an inadvertent mistake of the relevant contributor. Additionally, like the Approved Applications, the Applicants' relationship with the Clients pre-dated the Contribution.

In addition, like the Applicants, each of the Exempt Advisers are investment advisers to covered investment pools in which state sponsored investment plans invest and the relationship between each of the Exempt Advisers with its respective client pre-dates the contribution. Unlike the Exempt Advisers, which manage private funds in which state sponsored investment plans invest directly, the Clients of the Applicants sponsor participant-directed plans that offer mutual funds managed by the Applicants as investment options for the Clients' current and former employees.

The Applicants believe that the same policies and considerations that led the Commission to grant relief in the Approved Applications are present here. In each instance, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and Approved Applications weigh even further in favor of granting the relief requested herein.

VI. REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting the Applicants, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act to permit the Applicants to receive compensation for investment advisory services provided to any existing or future government entity clients within the two-year period following the date of the Contribution identified herein to an official of such government entity clients by a covered associate of the Applicants.

Conditions. The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from soliciting investments from any "government entity" client or prospective "government entity" client for which the

Recipient is an "official" as defined in Rule 206(4)-5(f)(6) until December 21, 2015 (the "Restricted Period").

2. Notwithstanding Condition 1, the Contributor will be (i) permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Applicants as of December 21, 2013 and (ii) permitted to respond to inquiries from any government entity client regarding an account established with the Applicants by such government entity client after December 21, 2013. The Applicants will maintain a log of such interactions, which will be maintained and presented in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and will be available for inspection by the staff of the Commission.

3. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance through the Restricted Period. Copies of the certifications will be maintained and preserved by the Applicants in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants and will be available for inspection by the Staff of the Commission.

4. The Applicants will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and will be available for inspection by staff of the Commission.

VII. CONCLUSION

For the foregoing reasons, the Applicants submit that the proposed exemptive relief, conducted subject to the representations and conditions set forth above, would be fair and reasonable, would not involve overreaching and would be consistent with the general purposes of the Act.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules under the Act, a form of proposed notice for the Order of exemption requested by this Application is set forth as Exhibit C to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicants, who have signed and filed this Application, are fully authorized to do so.

The Applicants request that the Commission issue an Order without a hearing pursuant to Rule 0-5 under the Act.

Dated: May 8, 2015

Respectfully submitted,

Fidelity Management & Research Company
and FMR Co., Inc.

By: ______________________________
Scott C. Goebel
Senior Vice President and General
Counsel

Exhibit Index

Exhibit A: Authorization	**Page A-1**
Exhibit B: Verification	**Page B-1**
Exhibit C: Proposed Notice for the Order of Exemption	**Page C-1**
Exhibit D: Proposed Order of Exemption	**Page D-1**

20563097

Exhibit A: Authorization

All requirements of the applicable articles of incorporation and bylaws of Fidelity Management & Research Company and FMR Co., Inc. have been complied with in connection with the execution and filing of this Application, as amended and restated. Fidelity Management & Research Company and FMR Co., Inc. represent that the undersigned individuals are authorized to file this Application pursuant to Fidelity Management & Research Company's and FMR Co., Inc.'s articles of incorporation.

Fidelity Management & Research Company
and FMR Co., Inc.

By: Scott C. Goebel

Scott C. Goebel
Senior Vice President and General Counsel
Dated: May 8, 2015

Subscribed and sworn to before me, a Notary Public, this 8 day of May, 2015.

(Official Seal) Michelle M. Beadle

My commission expires 7/30/2015

MICHELLE M. BEADLE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 30, 2015

Exhibit B: Verification

COMMONWEALTH OF MASSACHUSETTS)
) ss:
COUNTY OF SUFFOLK)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application, as amended and restated, dated May 8, 2015, for and on behalf of Fidelity Management & Research Company and FMR Co., Inc.; that he is Senior Vice President and General Counsel of Fidelity Management & Research Company and FMR Co., Inc.; and that all actions necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the Application and the contents thereof and that the facts set forth therein are true to the best of her knowledge, information, and belief.

Fidelity Management & Research Company
and FMR Co., Inc.

By: [signature]
Scott C. Goebel
Senior Vice President and General
Counsel
Dated: May 8, 2015

Subscribed and sworn to before me, a Notary Public, this 8 day of May, 2015.

(Official Seal) Michelle M Beadle

My commission expires 7/30/2015

MICHELLE M. BEADLE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 30, 2015

Exhibit C: Proposed Notice for the Order of Exemption

SECURITIES AND EXCHANGE COMMISSION

Release No. IA-___ / ___

Fidelity Management & Research Company and FMR Co., Inc., File No. 803-00225;

Notice of Application

[ ], 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an exemptive order under section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and rule 206(4)-5(e) thereunder.

Applicants: Fidelity Management & Research Company and FMR Co., Inc. ("Applicants").

Relevant Advisers Act Sections: Exemption requested under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder from rule 206(4)-5(a)(1) under the Advisers Act.

Summary of Application: Applicants request that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) thereunder exempting Applicants from rule 206(4)-5(a)(1) under the Advisers Act to permit Applicants to receive compensation from certain government entity clients for investment advisory services provided to the government entities within the two-year period following a contribution by a covered associate of the Applicant(s) to an official of the government entities.

Filing Dates: The application was filed on August 28, 2014, and an amended and restated application was filed on May 11, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 2015, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants, Fidelity Management & Research Company and FMR Co., Inc., c/o Scott C. Goebel, 245 Summer Street, Boston, Massachusetts 02210.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

Applicants' Representations:

1. Applicants are affiliated asset management companies registered with the Commission as investment advisers under the Advisers Act. The Applicants serve as investment advisers to mutual funds offered as investment options ("Funds") to two Massachusetts government entity sponsored participant-directed plans ("Client 1" and

"Client 2," respectively, or collectively, the "Clients"). Each Client is a "government entity" as defined by rule 206(4)-5(f)(5)(ii). The investment decisions of Client 1 and Client 2 (including the selection of mutual funds to be offered as investment options to employees) are overseen by boards that include several gubernatorial appointees.

2. On December 21, 2013 (the "Contribution Date"), Thomas Hense (the "Contributor"), a Group Chief Investment Officer of the Applicants and a resident of and voter in Cohasset, Massachusetts, made a contribution of $500 (the "Contribution") to the campaign of Jeffrey McCormick (the "Recipient"), an independent candidate for Massachusetts Governor and founding partner of Saturn Partners, a Boston venture capital firm, that triggered rule 206(4)-5's prohibition against providing advisory services for compensation to the Clients during the two years following the Contribution Date.

3. Applicants represent that the Contribution was made after the Contributor received an email solicitation from the Recipient's campaign. Applicants further represent that the motivation for the Contribution was based entirely on the personal friendship of over six (6) years that the Contributor maintained with the Recipient and the fact that he supported the Recipient in his efforts to run for Governor of the Commonwealth of Massachusetts.

4. Applicants represent that the Contributor did not solicit any persons to make contributions to the Recipient's campaign.

5. Applicants represent that each Client's relationship with the Applicants pre-dates the Contribution. Applicants represent that after learning of the Contribution, the Applicants took steps to limit the Contributor's contact with any representative of a Client for the duration of the two-year compensation time out beginning on the

Contribution Date. The Applicants also represent that the Contributor has very limited direct interactions with clients in general and has had no interactions with the Clients. The Applicants represent that the Contributor's primary role is to supervise a team of investment professionals who manage client funds and accounts that employ high income, small cap, quantitative and emerging market debt strategies. The Contributor's role with respect to the Clients is limited to managing and overseeing the management of assets of the mutual funds managed by the Applicants that serve as investment options of participant-directed plans or programs of the Clients. Applicants represent that Applicants have informed the Contributor that he could have no contact with any representative of a Client for the duration of the two-year period other than making substantive presentations to the Client's representatives and consultants about the investment strategies that the Applicants manage for the Clients.

6. Applicants represent that at no time did any employees of the Applicants other than the Contributor have any knowledge of the Contribution prior to its discovery by the Applicants on January 6, 2014. The Contribution was discovered when the Contributor self-reported the Contribution to the Applicants' compliance department ("Compliance") after completing and submitting his fourth quarter 2013 certification questionnaire in accordance with the Applicants' pay-to-play policies and procedures ("Pay-to-Play Policies and Procedures"). Shortly after submitting the form, the Contributor realized he may have erred in failing to pre-clear the Contribution to the Recipient and promptly notified Compliance. After discovery of the Contribution, the Contributor on January 7, 2014 requested a full refund and received it one week after his request on January 14, 2014. In consultation with counsel, the Applicants, together with

their affiliates, promptly undertook an analysis of all of the Applicants' and their affiliates' clients that are Massachusetts state and local governments and instrumentalities to identify whether such clients are government entities of which the Recipient is an official or compensation from such clients otherwise was impacted by the Contribution. After completing this analysis, and following consultation with legal counsel, the Applicants determined that only the compensation for advisory services received by the Applicants from Clients 1 and 2 was impacted by the Contribution. The Applicants established an escrow account in May 2014 in accordance with Commission guidance and the Applicants are currently segregating all compensation for advisory services paid to the Applicants attributable to the Clients' assets under management of the Applicants for the two-year period beginning on the Contribution Date. The total amount of compensation for advisory services that will be subject to the two-year compensation prohibition is currently estimated to be $2.7 million, an amount that is 5,400 times greater than the amount of the Contribution.

7. The Applicants represent that they have, since March 8, 2011, when the Applicants' Policies were implemented, and at all times since the initial compliance date of the rule, maintained robust Pay-to-Play Policies and Procedures that require all employees of the Applicants to pre-clear all political contributions to all federal, state or local candidates or organizations, with limited exceptions. Pre-clearance requests are submitted through an online disclosure form and reviewed by compliance staff experienced with the rule. In addition, each covered associate of the Applicants is required to confirm with the Applicants' ethics office on a quarterly basis the ethics office's records of any political contributions made by such covered associate during the

quarter (with limited exceptions). Each covered associate is also required to certify, on a quarterly basis, that he or she: (1) did not make any additional contributions other than those properly pre-cleared with the Applicants' ethics office; (2) did not engage in any unapproved political activity during the quarter; and (3) understands and is abiding by all firm requirements regarding political contributions and activities. Moreover, Compliance performs compliance testing, such as quarterly detection controls that include searches on public websites for political contributions by a sample of employees, using a variety of techniques to maximize effectiveness (e.g., more frequent testing for key employees). Covered associates must also attend a mandatory annual training on the Pay-to-Play Policies and Procedures that is conducted either in person or online. Each covered associate's annual attendance at the training sessions is tracked and documented by the Applicants. The Applicants also conduct awareness campaigns on compliance with the Policies on a periodic basis. Applicants represent that the Contributor's violation of Applicants' Pay-to-Play Policies and Procedures was an inadvertent mistake.

Applicants' Legal Analysis:

1. Rule 206(4)-5(a)(1) under the Advisers Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. Each Client is a "government entity," as defined in rule 206(4)-5(f)(5)(ii), the Contributor is a "covered associate" as defined in rule 206(4)-5(f)(2)(i), and the Recipient is an "official" as defined in rule 206(4)-5(f)(6)(ii). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that

covered investment pool is treated as providing advisory services directly to the government entity. Each Fund is a "covered investment pool," as defined in rule 206(4)-5(f)(3)(ii).

2. Section 206A of the Advisers Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (e.g., federal, state or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. Applicants request an order pursuant to section 206A and rule 206(4)-5(e) thereunder, exempting them from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Clients within the two-year period following the Contribution.

5. Applicants submit that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the other factors set forth in rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicants to avoid consequences disproportionate to the violation.

6. Applicants state that each Client determined to invest with the Applicant(s) and established those advisory relationships on an arm's length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicants note that each Client's relationship with the Applicant(s) pre-dates the Contribution. Furthermore, Applicants state that the Recipient's influence on each Client

is limited because he has never held office. The Contributor's influence is also extremely limited because he had no contact with either Client's representatives. Applicants also argue that the interests of the Clients are best served by allowing the Applicants and their Clients to continue their relationship uninterrupted.

7. The Applicants note that they adopted and implemented the Pay-to-Play Policies and Procedures compliant with the rule's requirements on March 8, 2011, prior to the date of the Contribution. Applicants further represent that at no time did any employees of Applicants other than the Contributor have any knowledge that the Contribution had been made prior to discovery by the Applicants in January 2014. After learning of the Contribution, Applicants and the Contributor obtained the Recipient's agreement to return the Contribution, which was subsequently returned. The Applicants established an escrow account in May 2014 in accordance with Commission guidance and the Applicants are currently segregating all compensation for advisory services paid to the Applicants attributable to the Clients' assets under management of the Applicants for the two-year period beginning on the Contribution Date. Applicants state that causing the Applicants to provide advisory services without compensation for a two-year period would result in a financial loss to the Applicants of approximately $2.7 million—an amount that is 5,400 times the amount of the Contribution. Applicants assert that such a result is greatly disproportionate to the violation, and is not consistent with the protection of investors or a purpose fairly intended by the policies and provisions of the Act.

8. Applicants state that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicants. Applicants note that the Contributor had previously properly pre-cleared all of his political

contributions since the adoption of the Pay-to-Play Policies and Procedures on March 8, 2011. Applicants also represent that the Contributor had no contact with any representative of the Clients (or their boards).

9. The Applicants note that the Commission granted exemptions substantially similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in: Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order); Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order); and Crestview Advisors, L.L.C., Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order).

10. Applicants submit that the Rule's intended purpose—combating *quid pro quo* arrangements—would in no way be served by imposition of the Rule's prohibition on providing investment advisory services for compensation in this case and the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made.

The Applicants' Conditions:

1. The Contributor will be prohibited from soliciting investments from any "government entity" client or prospective "government entity" client for which the Recipient is an "official" as defined in rule 206(4)-5(f)(6) until December 21, 2015 (the "Restricted Period").

2. Notwithstanding Condition 1, the Contributor will be (i) permitted to respond to inquiries from, and make presentations to, any government entity client

described in Condition 1 regarding accounts already managed by the Applicants as of December 21, 2013 and (ii) permitted to respond to inquiries from any government entity client regarding an account established with the Applicants by such government entity client or prospective government entity client after December 21, 2013. The Applicants will maintain a log of such interactions, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and will be available for inspection by the Staff of the Commission.

3. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance through the Restricted Period. Copies of the certifications will be maintained and preserved by the Applicants in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and will be available for inspection by the staff of the Commission.

4. The Applicants will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and will be available for inspection by staff of the Commission.

By the Commission.

[Name]
[Title]

Exhibit D: Proposed Order of Exemption

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. IA-[ ]; [ ], 2015

In the Matter of	:
	:
Fidelity Management & Research Company	:
and FMR Co., Inc.	:
245 Summer Street	:
Boston MA 02110	:
	:
(803-00225)	:

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 AND RULE 206(4)-5(e) THEREUNDER GRANTING AN EXEMPTION FROM RULE 206(4)-5(a)(1) THEREUNDER

Fidelity Management & Research Company and FMR Co., Inc. (the "Applicants") filed an application on August 28, 2014, and an amendment of such application on May 11, 2015, for an order under section 206A of the Investment Advisers Act of 1940 ("Act") and rule 206(4)-5(e) thereunder. The order would grant an exemption under the Act to the Applicants from rule 206(4)-5(a)(1) to permit the Applicants to receive compensation from certain government entity clients for investment advisory services provided to the government entities within the two-year period following a contribution by a covered associate of the Applicants to an official of the government entities.

On [ ], 2015, a notice of the filing of the application was issued (Investment Advisers Act Release No. IA-[ ]). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended and restated, that the proposed exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to section 206A of the Act and rule 206(4)-5(e) thereunder, that the exemption from rule 206(4)-5(a)(1) under the Act requested by the Applicants (File No. 803-00225) is granted, effective immediately.

By the Commission.

[Name]
[Title]